UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place, London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. (the “Company”) on August 7, 2017: Navigator Holdings Ltd. Preliminary Second Quarter 2017 Results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date:	August 7, 2017	By:	/s/ Niall Nolan
		Name:	Niall Nolan
		Title:	Chief Financial Officer

Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY SECOND QUARTER 2017 RESULTS

Highlights

•	Navigator Holdings Ltd. (NYSE: NVGS) (the “Company”) reported operating revenue of $74.4 million for the three months ended June 30, 2017.

•	Net income was $2.3 million for the three months ended June 30, 2017 with earnings per share of $0.04.

•	Utilization increased to 89.2% for the six months ended June 30, 2017 compared to 86.8% for the six months ended June 30, 2016.

•	Adjusted EBITDA(1) was $30.6 million for the three months ended June 30, 2017.

•	Took delivery of Navigator Yauza a handysize semi-refrigerated ice class vessel from HMD, on April 5, 2017. The vessel commenced on a long-term time charter following delivery.

•	Took delivery of Navigator Jorf a midsize fully-refrigerated vessel from HMD on July 20, 2017. The vessel will commence on a long-term time charter later this month.

•	On June 30, 2017, the Company entered into a new $160.8 million secured term loan and revolving credit facility, to refinance a loan with an outstanding balance of $143.0 million, that was due to mature in February 2018.

•	The Company has benefited from increasing demand for the transportation of petrochemicals gases, with the proportion of our total revenue from long-haul trade increasing to 53% in the second quarter 2017 from 42% in the second quarter 2016.

•	On July 12, 2017, the Company and Enterprise Product Partners L.P. announced the execution of a letter of intent to jointly develop an ethylene marine export terminal on the Houston Ship Channel. We have extensive experience with ethylene shipping through our fleet of 14 ethylene-capable vessels that provide a virtual pipeline to deliver ethylene to consuming customers.

Charter revenue for the three months ended June 30, 2017 remained significantly focused around the petrochemical sector, as was the case during the first quarter of 2017. The petrochemical contracts of affreightment we hold for transporting ethylene from the U.S. and a broad spectrum of olefins from Brazil have been active. We have also entered into two time charters for two of our fully-refrigerated vessels during the second quarter of 2017, with one vessel transporting LPG to Mexico and the other transporting LPG to southern Africa, a new market for us. Such commitments, along with our other time charters, have provided support to our business in a period when the LPG segment continues to experience headwinds. Earnings across all LPG shipping segments continue to be weak, with the Very Large Gas Carrier Baltic index reaching a floor at $6,000 earnings per day. Uncertainties with the geographical location, timings and quantities of usual petrochemical supplies from the Middle East and Europe have limited spot activity for our voyage charter vessels during the three months ended June 30, 2017.

Going into the second half of the year, we are committed to transport incremental ethylene volume from Europe to Asia on two of our ethylene capable vessels and in addition we will deliver two separate ethylene vessels to Braskem on three year charters for the commencement of their ethane contracts. We believe that these two contracts, combined with existing charter commitments, will help support fleet employment and utilization for the second half of 2017.

[1]	EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. Adjusted EBITDA represents net income before net interest expense, income taxes, depreciation and amortization and the write off of deferred financing costs. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to any financial measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table below for a reconciliation of EBITDA and Adjusted EBITDA to net income, our most directly comparable financial measure calculated accordance with U.S. GAAP.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and adjusted EBITDA for the three months ended June 30, 2017:

	$	’000’s
Net income		$2,254
Interest expense		9,372
Interest income		(119)
Income taxes		130
Depreciation and amortization		18,304

EBITDA		$29,941
Write off of deferred financing costs		627

Adjusted EBITDA		$30,568

A Form 6-K with more detailed information on our second quarter 2017 financial results is being filed with the U.S. Securities and Exchange Commission simultaneous with this release for the quarter ended June 30, 2017.

Conference Call Details:

Tomorrow, Tuesday, August 8, 2017, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until Tuesday, August 15, 2017 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations

New York: 650 Madison Ave, 25th Floor, New York, NY 10022. Tel: +1 212 355 5893

London: 10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation services of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, including one newbuilding scheduled for delivery by the end of October 2017.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our remaining newbuilding and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our ability to enter into a definitive agreement with Enterprise regarding the proposed joint development of an ethylene marine export terminal on the Houston Ship Channel, our expectations regarding the ability to obtain sufficient long-term customer commitments for such terminal, and our expectations regarding the financial success of such terminal; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2016	June 30, 2017
	(in thousands except share data)
Assets
Current assets
Cash and cash equivalents	$57,272	$28,798
Short-term investments	—	25,000
Accounts receivable, net	7,059	13,150
Accrued income	13,134	12,688
Prepaid expenses and other current assets	8,541	11,317
Bunkers and lubricant oils	6,937	7,398
Insurance recoverable	855	370

Total current assets	93,798	98,721

Non-current assets
Vessels in operation, net	1,480,359	1,638,217
Vessels under construction	150,492	55,077
Property, plant and equipment, net	194	1,578

Total non-current assets	1,631,045	1,694,872

Total assets	$1,724,843	$1,793,593

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt, net of deferred financing costs	$78,464	$71,959
Senior unsecured bond	25,000	—
Accounts payable	6,388	7,889
Accrued expenses and other liabilities	11,377	10,578
Accrued interest	2,932	4,917
Deferred income	3,522	3,438

Total current liabilities	127,683	98,781

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	540,680	632,401
Senior unsecured bond	100,000	100,000

Total non-current liabilities	640,680	732,401

Total liabilities	768,363	831,182
Commitments and contingencies (see note 9)
Stockholders’ equity
Common stock—$.01 par value; 400,000,000 shares authorized; 55,531,831 shares issued and outstanding, (2016: 55,436,087)	554	555
Additional paid-in capital	588,024	588,797
Accumulated other comprehensive loss	(287)	(122)
Retained earnings	368,189	373,181

Total stockholders’ equity	956,480	962,411

Total liabilities and stockholders’ equity	$1,724,843	$1,793,593

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	(in thousands except share data)		(in thousands except share data)
	2016	2017	2016	2017
Revenues
Operating revenue	$72,541	$74,381	$148,916	$151,700

Expenses
Brokerage commissions	1,508	1,389	3,009	2,914
Voyage expenses	9,326	13,516	16,419	28,515
Vessel operating expenses	23,712	25,001	46,117	48,906
Depreciation and amortization	15,275	18,304	29,851	35,938
General and administrative costs	3,103	3,578	6,060	6,330
Other corporate expenses	683	329	1,233	952

Total operating expenses	53,607	62,117	102,689	123,555

Operating income	18,934	12,264	46,227	28,145

Other income/(expense)
Interest expense	(7,702)	(9,372)	(15,485)	(18,298)
Write off of deferred financing costs	—	(627)	—	(1,281)
Write off of call premium and redemption charges on 9% unsecured bond	—	—	—	(3,517)
Interest income	91	119	169	232

Income before income taxes	11,323	2,384	30,911	5,281
Income taxes	(202)	(130)	(396)	(289)

Net income	$11,121	$2,254	$30,515	$4,992

Earnings per share:
Basic:	$0.20	$0.04	$0.55	$0.09
Diluted:	$0.20	$0.04	$0.55	$0.09

Weighted average number of shares outstanding:
Basic:	55,437,695	55,531,831	55,401,805	55,488,984
Diluted:	55,812,935	55,905,571	55,778,768	55,862,724

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months ended June 30, 2016	Six Months ended June 30, 2017
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income	$30,515	$4,992

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	29,851	35,938
Payment of drydocking costs	(7,309)	(33)
Insurance claim debtor	(292)	—
Call option premium on redemption of 9.00% unsecured bond	—	2,500
Prior year expenses recovered in insurance claim	—	(504)
Amortization of share-based compensation	787	773
Amortization of deferred financing costs	1,471	2,508
Unrealized foreign exchange	25	155

Changes in operating assets and liabilities
Accounts receivable	(243)	(6,091)
Inventories	(2,334)	(461)
Accrued income and prepaid expenses and other current assets	(10,092)	(2,329)
Accounts payable, accrued interest and other liabilities	(3,336)	2,604

Net cash provided by operating activities	39,043	40,052

Cash flows from investing activities
Payment to acquire vessels	(1,141)	(1,352)
Payment for vessels under construction	(84,665)	(97,147)
Purchase of other property, plant and equipment	(25)	(1,506)
Receipt of shipyard penalty payments	417	280
Insurance recoveries	4,700	991
Capitalized costs for the repairs of Navigator Aries	(8,732)	—
Placement of short term investment	—	(25,000)

Net cash used in investing activities	(89,446)	(123,734)

Cash flows from financing activities
Proceeds from secured term loan facilities	62,300	142,508
Issuance of 7.75% senior unsecured bonds	—	100,000
Repayment of 9.00% senior unsecured bonds	—	(127,500)
Issuance costs of 7.75% senior unsecured bonds	—	(1,819)
Direct financing costs of senior term loan facilities	(155)	—
Repayment of secured term loan facilities	(32,658)	(57,981)

Net cash provided by financing activities	29,487	55,208

Net decrease in cash and cash equivalents	(20,916)	(28,474)
Cash and cash equivalents at beginning of period	87,779	57,272

Cash and cash equivalents at end of period	$66,863	$28,798

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$16,193	$15,799

Total tax paid during the period	$370	$317